SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  3)(1)

Forest Oil Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

346 091 705

(CUSIP Number)

John B. Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346 016 705

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group *
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds * Not applicable.

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,463,498

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,463,498

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,463,498

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares * [ ]

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person * IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds * OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,663,361

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,663,361

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,361

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares * [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person * PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OCM Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds * OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 788,303

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 788,303

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 788,303

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares * [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person * PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 amends and restates the Schedule 13D (the “Schedule 13D”) of Oaktree Capital Management, LLC, OCM Principal Opportunities Fund, L.P. and OCM Opportunities Fund II, L.P. filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2000, as amended by the Amendment No. 1 to the Schedule 13D filed with the Commission on August 29, 2001 and Amendment No. 2 to the Schedule 13D filed with the Commission on April 10, 2002, relating to the common stock, par value $0.10 per share, of Forest Oil Corporation, a New York Corporation.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.10 per share (“Common Stock”), of Forest Oil Corporation, a New York corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 2200 Colorado State Bank Building, 1600 Broadway, Denver, Colorado 80202.

Item 2.	Identity and Background
This Schedule 13D is filed on behalf of:

(1)                                  Oaktree Capital Management, LLC, a California limited liability company (“Oaktree”), in its capacity as general partner of the Principal Fund and the Opportunities Fund (as each such term is defined below);

(2) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the “Principal Fund”); and
(3) OCM Opportunities Fund II, L.P., a Delaware limited partnership (the “Opportunities Fund”).

The address of the principal business and principal office for each of Oaktree, the Principal Fund and the Opportunities Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California  90071.  The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The principal business of the Principal Fund is to invest in entities over which there is a potential for the Principal Fund to exercise significant influence. The principal business of the Opportunities Fund is to invest in securities and other obligations of distressed entities.  In addition, Oaktree serves as the investment manager of a third-party separate account (the “Oaktree Account”, and together with the Principal Fund and the Opportunities Fund, the “Oaktree Funds and Account”) with an investment strategy similar to the Opportunities Fund.

(a)-(c) & (f)

Oaktree is the general partner of the Principal Fund and the Opportunities Fund.  The members and executive officers of Oaktree, the Principal Fund and the Opportunities Fund are listed below.  The principal address for each person listed below is c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California  90071.  All individuals listed below are citizens of the United States of America.

Executive Officers & Members

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Sheldon M. Stone	Principal
D. Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
John B. Frank	Principal and General Counsel
Kevin L. Clayton	Principal
John W. Moon	Principal

Portfolio Managers of Principal Fund

Stephen A. Kaplan	Principal
Ron N. Beck	Managing Director

Portfolio Managers of Opportunities Fund

Bruce A. Karsh	President and Principal
D. Richard Masson	Principal
Matthew Barrett	Managing Director

(d)-(e)

During the last five years, none of Oaktree, the Principal Fund or the Opportunities Fund, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the consummation of the merger (the “Merger”) of Forcenergy, Inc. (“Target”) with and into the Issuer pursuant to that certain Agreement and Plan of Merger, dated as of July 10, 2000, by and among Target, Issuer and Forest Acquisition I Corporation, the Principal Fund received (a) 2,807,797 shares of Common Stock of the Issuer in exchange for shares of common stock of the Target that were held by the Principal Fund prior to the Merger, (b) 319,948 shares of Common Stock of the Issuer in exchange for shares of preferred stock of the Target that were held by the Principal Fund prior to the Merger and (c) 380,205 warrants to acquire an additional 304,164 shares of Common Stock of the Issuer exercisable at any time for an exercise price of $12.50 per share.  The Principal Fund also beneficially owns 5,000 shares of Common Stock pursuant to options issued to Stephen A. Kaplan, a former director of the Issuer (the “Option Shares”).  The Options Shares are held by Mr. Kaplan for the benefit of the Principal Fund.  Mr. Kaplan disclaims beneficial ownership of the Option Shares, except to the extent of any pecuniary interest.

In connection with the consummation of the Merger, the Opportunities Fund received (a) 918,736 shares of Common Stock of the Issuer in exchange for shares of common stock of the Target that were held by the Opportunities Fund prior to the Merger, (b) 104,705 shares of Common Stock of the Issuer in exchange for shares of preferred stock of the Target that were held by the Opportunities Fund prior to the Merger and (c) 124,470 warrants to acquire an additional 99,576 shares of Common Stock of the Issuer exercisable at any time for an exercise price of $12.50 per share.

In connection with the consummation of the Merger, the Oaktree Account received (a) 13,920 shares of Common Stock of the Issuer in exchange for shares of common stock of the Target that were held by the Oaktree Account prior to the Merger, (b) 1,510 shares of Common Stock of the Issuer in exchange for shares of preferred stock of the Target that were held by the Oaktree Account prior to the Merger and (c) 1,845 warrants to acquire an additional 1,476 shares of Common Stock of the Issuer exercisable at any time for an exercise price of $12.50 per share.

Item 4.	Purpose of Transaction

As described in Item 3 above, the shares of the Common Stock held by the Oaktree Funds and Account were acquired pursuant to the terms of the Merger.  The Oaktree Funds and Account currently hold such shares for investment purposes subject to the next paragraph.

Oaktree, as the general partner of the Principal Fund and the Opportunities Fund, and as investment manager of the Oaktree Account, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Oaktree Funds and Account or by any other funds and accounts which Oaktree acts as the general partner and/or investment manager or whether the Oaktree Funds and Account will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by Oaktree, the Principal Fund, the Opportunities Fund and/or the Oaktree Account may be sold, in each case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, Oaktree may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer
(a) – (b)

As of the date of this Schedule 13D, the Principal Fund beneficially owns and has sole power to vote and dispose of 1,663,361 shares of the Issuer’s Common Stock.  The Principal Fund’s beneficial ownership represents approximately 3.1% of the outstanding shares of the Issuer’s Common Stock based upon 53,388,553 outstanding shares of the Issuer’s Common Stock (as reported in the Issuer’s most recent Form 10-Q), plus the 5,000 Option Shares.

As of the date of this Schedule 13D, the Opportunities Fund beneficially owns and has sole power to vote and dispose of 788,303 shares of the Issuer’s Common Stock.  The Opportunities Fund’s beneficial ownership represents approximately 1.4% of the outstanding shares of the Issuer’s Common Stock based upon 53,388,553 outstanding shares of the Issuer’s Common Stock, plus an additional 99,576 shares of Common Stock exercisable pursuant to the warrants held by the Opportunities Fund.

As of the date of this Schedule 13D, the Oaktree Account beneficially owns and has sole power to vote and dispose of 11,834 shares of the Issuer’s Common Stock.  The Oaktree Account’s beneficial ownership represents less than 0.01% of the outstanding shares of the Issuer’s Common Stock based upon 53,388,553 outstanding shares of the Issuer’s Common Stock, plus an additional 1,476 shares of Common Stock exercisable pursuant to the warrants held by the Oaktree Account.

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Principal Fund and the Opportunities Fund and the investment manager of the Oaktree Account, may be deemed to beneficially own 2,463,498 shares of Common Stock of the Issuer, which represents approximately 4.6% of the outstanding shares of the Issuer’s Common Stock based upon 53,388,553 outstanding shares of the Issuer’s Common Stock, plus (i) an additional 101,052 shares of Common Stock exercisable pursuant to the warrants held by the Opportunities Fund and the Oaktree Account and (ii) the 5,000 Option Shares.  To the best knowledge of Oaktree, the Principal Fund and the Opportunities Fund, none of the other people named in response to Item 2 own any securities of the Issuer.

Oaktree, as the general partner of the Principal Fund and Opportunities Fund, has discretionary authority and control over all of the assets of the Principal Fund and Opportunities Fund pursuant to the partnership agreement for such funds, including the power to vote and dispose of the Issuer’s Common Stock held in the name of the Principal Fund and Opportunities Fund.  In addition, Oaktree, as investment manager of the Oaktree Account, has discretionary authority and control over all of the assets of the Oaktree Account pursuant to the investment management agreement for the Oaktree Account, including the power to vote and dispose of the Issuer’s Common Stock held in the name of the Oaktree Account.  Oaktree and each of the individuals listed in Item 2 disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported herein, except to the extent of any pecuniary interest therein, and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

(c) During the past 60 days, the Principal Fund has made the following sales of shares of Common Stock in the open market:

Shares	Trade Date	Sales Price
146,300	12/16/03	$27.39

3,700	12/16/03	$27.48

88,400	12/19/03	$28.80

150,000	12/22/03	$28.88

61,600	12/22/03	$28.94

(d)                                  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Issuer’s Common Stock beneficially owned by the Oaktree Funds and Account, except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree’s funds may have such right subject to the notice, withdrawal and/or termination provisions of certain advisory and partnership arrangements.  No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer’s Common Stock.

(e) As of December 22, 2003, Oaktree and the Oaktree Funds and Account ceased to be the beneficial owner of more than five percent of the shares of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Oaktree, as general partner of the Principal Fund and Opportunities Fund, and as investment manager of the Oaktree Account, receives a management fee for managing the assets of each entity, has a carried interest in the Principal Fund and Opportunities Fund and earns an incentive fee from the Oaktree Account.

The Issuer has entered into a registration rights agreement relating to the Common Stock held by the Oaktree Funds and Account.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Oaktree Funds and Account.

Item 7.	Material to Be Filed as Exhibits
The following are filed herewith as Exhibits to this Schedule 13D:
Exhibit 1-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of December 23, 2003.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Ting
Richard Ting
Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By: Oaktree Capital Management, LLC,
its general partner

By:	/s/ Richard Ting
Richard Ting
Vice President, Legal

OCM OPPORTUNITIES FUND II, L.P.
By: Oaktree Capital Management, LLC,
its general partner

By:	/s/ Richard Ting
Richard Ting
Vice President, Legal

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of December 23, 2003.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Ting
Richard Ting
Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By: Oaktree Capital Management, LLC,
its general partner

By:	/s/ Richard Ting
Richard Ting
Vice President, Legal

OCM OPPORTUNITIES FUND II, L.P.
By: Oaktree Capital Management, LLC,
its general partner

By:	/s/ Richard Ting
Richard Ting
Vice President, Legal